Exhibit 99.2
MEDIA RELEASE     (ASX CODE: SGM)     (NYSE SYMBOL: SMS)
17 February 2009
Sims Metal Management acquires Birmingham, UK based All Metal Recovery
Sims Metal Management Limited (‘SimsMM’) has announced that it has completed the acquisition of Birmingham, UK based metals recycler, All Metal Recovery Limited (“AMR”). Founded in 1986, AMR was one of the fastest growing independent metals recyclers in the UK, employing over 60 people.
Tom Bird, UK Managing Director of Sims MM said:  “We are delighted with this acquisition and look forward to welcoming the team from AMR to SimsMM.  We have been looking to build our presence in the strategically important central location of the West Midlands for some time, but have taken a prudent approach to expansion.  This has allowed us to make this acquisition at the right point in the business cycle.”
“The AMR acquisition will build upon SimsMM’s metal recycling businesses in Halesowen, and is consistent with our strategy to source tonnes for our major facilities in the UK. It will bring many synergies with our other Midland’s operations, one example being AMR’s rail link facility, which provides an efficient logistics path between our export operations and domestic markets.”
In addition to the two metal recycling yards in Smethwick, AMR’s operations include a nearby 4 acre dedicated rail link facility for transporting ferrous and non-ferrous metal to UK steelworks and ports.
The financial terms of the deal, including price, were not disclosed, however the cost is not material to SimsMM.

Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Fiscal 2008 Annual Report on Form 20-F which we filed with the SEC on 10 December 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with over 230 operations globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns around 80 per cent of its revenue from international operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia. Sims has over 6,000 employees, and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the New York Stock Exchange (NYSE SYMBOL: SMS).
For further information contact

Dan Dienst		Rob Larry

Group Chief Executive	or	Chief Financial Officer

Tel: 212 500 7410		Tel: 312 644 8205

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